NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

The following is the transcript for the third quarter 2014 earnings call from November 7, 2014.

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THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
SSP - Q3 2014 E. W. Scripps Co Earnings Call

EVENT DATE/TIME: NOVEMBER 07, 2014 / 02:00PM GMT

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

CORPORATE PARTICIPANTS
Carolyn Micheli E.W. Scripps Company - VP, Corporate Communications and IR
Tim Wesolowski E.W. Scripps Company - SVP, CFO and Treasurer
Rich Boehne E.W. Scripps Company - Chairman, President, CEO
Brian Lawlor E.W. Scripps Company - SVP, Television

CONFERENCE CALL PARTICIPANTS
Michael Kupinski Noble Financial Group - Analyst
Craig Huber Huber Research Partners - Analyst
Barry Lucas Gabelli & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by welcome to the Scripps third quarter earnings conference call. At this time, all lines are in a listen-only mode. Later we will conduct a question and answer session. (Operator Instructions). As a reminder, today's conference call is being recorded. I would now like to turn the conference over to Carolyn Micheli. Please go ahead.

Carolyn Micheli - E.W. Scripps Company - VP, Corporate Communications and IR

Thank you, Cynthia. Good morning, everyone, and thank you for joining us for a recap of the E.W. Scripps Company's third quarter results. We're going to start this morning with Scripps' CFO and Treasurer, Tim Wesolowski, will recap our third quarter performance. And then CEO Rich Boehne will update you on our pending transaction with Journal Communications and what is ahead for 2015.

Then, we will open up the lines for your questions. Also in the room are Tim Stautberg, who heads our newspaper division; Brian Lawlor, who runs our TV operations; and Adam Simpson, our Chief Digital Officer; as well as Doug Lyons, our Corporate Controller. A reminder that this conference call and webcast includes forward-looking statements and actual results may differ. Factors that may cause them to differ outlined in our SEC filings.

You can visit Scripps.com for more information, such as today's release and financial tables. You also can sign up to receive emails any time we disclose financial information, and you can listen to an audio replay of this call. The link to that replay will be up there this afternoon and will be available for a week. Now, here is Tim Wesolowski.

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

Good morning, and thanks for joining us. Of course, the big story this week across the country has been the elections. As you know, broadcasters were in a boatload of (technical difficulty) weeks leading up to an election. And now that we are past Tuesday night, we know that the 2014 midterm election generated $58 million for Scripps.

As we often tell you, political spending is about the footprint and the competitiveness of each individual race. In this political season, races in Arizona, Michigan, Florida, and Colorado remain competitive for us until the end, while other races that we thought would be competitive never materialized. The best example of that was a lack of a competitive gubernatorial race in Ohio. We believe the significant early lead established by the incumbent cost our stations in Cleveland and Cincinnati more than $10 million.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

With the midterm election behind us, we are already thinking about the 2016 political opportunity. We will have 14 Senate races in our markets in 2016 and we expect as many as half to be competitive. As we saw in 2012, we expect the swing states of Florida, Ohio, Colorado, and Michigan to play a significant role in determining our next president.

On top of that, Journal gets us into Wisconsin and Nevada as well as some Iowa counties in the Omaha DMA. We look forward to beginning to see early spending on our stations in 2015. We like our footprint in any political year and we love it during presidential elections.

In the third quarter, political spending was $17.4 million. In addition, we saw a nearly 50% increase in our retransmission revenue. Those two factors were the big contributors to the 22% increase in our television revenue for the quarter. The two stations we acquired in June from Granite also contributed. On a same station basis, TV revenue increased 16%.

I will get back to the television results in a moment and Brian will be available to answer questions following our prepared remarks. But, first, let's review the third quarter consolidated results.

Total revenues increased 9.5% to $208 million. Our cost and expenses for segment, shared services and corporate were up 3.5% to $188 million, primarily due to expenses from the two Granite stations, and a couple million dollars of incremental expenses to grow our digital operations.

We recorded pretax income of $400,000 in the quarter. That compares to a loss of nearly $12 million in the 2013 quarter. The third quarter 2014 pretax income includes $5 million of acquisition and related integration charges, and a $3 million gain from selling real estate in the newspaper division.

Our net loss was $1.3 million, or $0.02 per share, compared to a net loss of nearly $9 million or $0.16 per share last year. The acquisition and integration costs and the gain on sale of land combined to reduce earnings per share by approximately $0.02 in the current period.

Our tax rate for the quarter is a bit odd: tax expense of $1.8 million on $400,000 of pretax income. That is due to several things, mostly the small amount of pretax income relative to normal book tax differences.

And now, turning to the broadcast division, total revenues increased 22% to $121 million. As we said earlier, much of that growth was driven by political and increases in retransmission fees.

Retransmission revenue rose almost 50% to more than $15 million. Our fourth quarter retrans should look a lot like the third, bringing us to about $55 million for the year. Then, we see 2015 going gangbusters as several key contracts renew.

We expect our retransmission revenue to be about $100 million in 2015. That is not including the contribution from Journal Communications, or the impact of about 2 million of our cable subscribers going to market rates with Charter sometime after the Comcast-Time Warner deal closes next year.

Local advertising was up nearly 2% and national advertising was down 2.8%. In the second quarter, you'll remember, we saw a 12.5% decline in national. On that call, we said we expected improvement in the third quarter, but that we did not expect national to get back to flat versus the prior year.

The network and national cable marketplace remains soft, limiting the opportunity for scatter to push to our heavy top 25 footprint. But the third quarter did improve as expected, down 2.8% overall and 9% on a same station basis.

On the digital revenue front, our dedicated digital sales force once again drove the increase in digital revenue in the TV division, which was about 8.5%, to $4.6 million. Segment expenses were up 14% from the prior year quarter, or less than 7% on a same station basis. The increase was driven by salary increases, severance costs related to the consolidation of our master control operations, and increases in digital costs.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Network fees tied to the increase in retransmission revenue accounted for $2.3 million of the increase. And a decline in syndicated programming fees helped to offset this increase. TV segment profit was about $30 million in the quarter compared with $19 million in the third quarter last year.

Turning now to the newspaper division, total revenue was $84 million, down 4.4%. The 7% decline in advertising and marketing services revenue was partially offset by an increase in subscription revenue. The 7% decline was larger than what we have seen in Q1 and Q2, and we expect Q4 to improve a bit.

Subscription revenue rose 2% to $29 million. This is the fifth consecutive quarter of growth for that line, but the rate of growth has moderated as we hit the second year of our subscription bundle. We completed the launch of the bundle in the third quarter last year and, therefore, have seen the growth in subscription revenue level off. Single copy price increases also contributed to that growth.

Advertising and marketing services revenue was $51 million. Classifieds were down 6.8%. Local advertising was down 5.6%. And preprint and related products were down 7%. Digital was down nearly 4% to $6.1 million. The decline in digital continues to be tied to the loss of impressions due to the metered access to our content. These comparisons are leveling off and this strategy continues to pay off in the subscription revenue line.

Expenses for the newspaper group were $84 million, down nearly 2% from the same quarter last year. Employment costs decreased nearly 4%, and newsprint costs decreased nearly 5%. We had about 6% fewer newspaper employees in 2014 compared to last year.

Segment profit for the third quarter was $800,000 compared to $3 million last year. Despite the well known challenges in demand for print advertising, our newspaper division leaders have managed to hold year-to-date segment profit about flat with last year due to good expense discipline.

I would like to look now at our cash position and share repurchase program and then I will update you on our fourth quarter guidance. As of September 30, our cash balance was $124 million and we had $199 million of debt. That leaves us with net debt of only $75 million.

Since political advertising is paid in advance, nearly all of the $33 million we recorded in October and November is added to our cash balance since the quarter end. We have repurchased more than 6 million shares for about $95 million in 2013 and 2014. About $105 million remains under our stock repurchase authorizations. However, under our deal with Journal, we can't repurchase any shares until the transaction closes.

And now I want to take a minute to update you on our fourth quarter guidance. For the fourth quarter 2014, we expect TV revenues to increase on a percentage basis in the upper 20s. That includes $33 million in political ad revenue and $15 million of retransmission revenue. We expect TV expenses to increase low teens because of the higher hiring for The Now and The List, an increase in network fees tied to higher retransmission revenue, and continuing expenses for Granite.

We expect newspaper revenues to be down mid-single digits and expenses to be down low single digits. We expect fourth-quarter shared services and corporate expenses to be less than $15 million. Now I will hand it over to Rich.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Thanks, Tim. Thanks, everybody else, for joining us. Let me give you a couple of other quick updates and then we will take your questions.

The political year may be winding down, but the pace of activity at Scripps is picking up. We're looking ahead to a very busy winter as we work to close our merger and spin-off transaction with Journal Communications, and then move forward as the nation's fifth largest independent local TV company.

The two organizations are working side-by-side close this transaction as quickly as possible.

As you know by now, and as will be very clear when you see the S4 filing, this is not your run-of-the-mill media deal. The integration of Journal's broadcast operations transform Scripps into a larger and very different Company. We will have almost twice as many Big 4 affiliated TV stations, and will then reach more than 18% of all US

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

TV households. We will also add 34 radio stations. And, we will have a bigger footprint for our market-leading digital products and services as well as our original TV programming.

In addition, by combining our respective newspaper businesses, we and Journal will create a new publicly-traded company headquartered in Milwaukee, the New Journal Media Company. And Tim Stautberg is here, and he can answer any questions if you have them. We will operate in 14 markets and combine -- you know, one of the strongest newspapers in America, The Milwaukee Journal Sentinel, with the strong heritage of the Scripps papers, including the Memphis Commercial Appeal, the Knoxville News Sentinel, and our great brands in Florida.

Right now, we are waiting for the FCC's okay and we don't anticipate any problems. It is a straightforward transaction with few issues, nothing material to the scope of the deal. We expect to file with the Securities and Exchange Commission later this month. Once we received clearance from the SEC, we will take the transaction to the shareholders for their approval and then move to close the deal, we really do believe, in the first half of next year, meaning in the first half of 2015.

Just a reminder, all the details on the transaction can be found in our investor presentation posted at Scripps.com under investor information. One of the themes you will find in that presentation is our eagerness to extend our original programming and digital strategies to the markets we will acquire from Journal Communications. Our four original shows, Let's Ask America, The List, Right This Minute, and most recently The Now, help expand our margins by reducing our programming costs.

Some of the shows already run in a couple of the Journal markets and we plan to roll them out in more Journal markets as the time slots become available. We also plan to introduce Journal markets -- to the Journal markets our digital our consumer products and advertising services. We will not only capture more digital dollars for our brands, such as Newsy and, more recently, Weather Sphere, we will benefit from a larger national footprint and the introduction to great Journal markets like Nashville, Milwaukee, Las Vegas, and so on.

If you follow the local broadcast TV business -- any local TV -- you know that weather is a key driver, not just for brand loyalty, but for audience and audience growth. The acquisition of Weather Sphere is all about Scripps growing that equity in our markets and across the country. Weather Sphere, as you probably saw in the release, is already a national force to be reckoned with in the mobile weather space with more than 3 million downloads paid apps already.

Now we will put together a roadmap to accelerate and evolve that business is to consumer product strategy and bring some of their top-tier digital technology and navigation to our local weather audiences. It is really terrific and I hope you will go and download it. In terms of Newsy, it is all about courting the growing audience of mobile video news consumers. In the third quarter, we rolled out Newsy video players on all of our TV station newspaper websites that promote the brand. That also means consumers from coast to coast can now go to their local news source to find Newsy's global coverage as well.

As we look ahead to becoming one company, the contribution of these small but promising digital revenue streams with our original programming, combined with the Journal stations' contributions to our political and retransmission revenue, promises to translate into some terrific cash flow. The bottom line is, the new Scripps will be a financially flexible company with a strong balance sheet and attractive geographic footprint for local television and radio, and a portfolio of great digital brands, and the ability to grow organically as well as through strategic acquisitions.

Thank you for listening to our prepared remarks. And, operator, we are now ready to take questions.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions) Michael Kupinski, Noble Financial.

Michael Kupinski - Noble Financial Group - Analyst

Regarding the current advertising environment, can you give us a little flavor in the fourth quarter about what we are seeing in terms of particularly in national, I suppose, seems like auto is very weak. Is that a function of auto advertisers moving to network scatter or do you think that there are other forces at work here?

Brian Lawlor - E.W. Scripps Company - SVP, Television

It's Brian. Obviously, much of third-quarter and October really was heavily influenced by displacement, $17 million of political in third quarter, now $32 million in the first five weeks of fourth quarter. Really, it has kind of thrown many of our core advertisers out of whack. But, I have got to tell you, I am really optimistic about what I am seeing in November; a very strong rebound.

I think national, on a percentage basis, will have one of its best months of the year. We are seeing that pacing on the books now and feel good about that.

In terms of categories, auto has bounced back. It is positive in November; services positive in November -- food services. So those are three of our top five categories, and all are pacing positive to prior year with money already booked and probably more to come. So, I think as we shake off the hangover from the political, we feel pretty good that November is emerging and bouncing right back.

Michael Kupinski - Noble Financial Group - Analyst

And, Brian, can you just talk maybe a little bit about some of the weaker categories. Are you seeing that type of bounce back as well? Like, I think, if you look in the last quarter (technical difficulty) maybe reported the financial services were a little light, maybe telecom as well. Are you seeing improving trends outside of the political as you head into November, and especially December?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Yes. Most of our categories, quite frankly, are up, Mike. You mentioned telco. We are up double-digits for November in telco.

I think the one that is still slow to kick it back in is retail. And that could be a factor of what you described -- a little bit of a soft national marketplace. So they're still able to be doing more retail deals and it hasn't yet pushed to our top 25 footprint. But, beyond that, really most of the other categories have pushed -- have bounced back pretty good.

Michael Kupinski - Noble Financial Group - Analyst

Good. In terms of the -- can you give us any updates on the negotiations with your ABC network reverse comp? Are you negotiating on a percentage basis or on a per subscriber fee basis? Any updates that you can derive for us there?

Brian Lawlor - E.W. Scripps Company - SVP, Television

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Look, we are right in the middle of it. It is real time as you and I are talking here. And so I really am not in a position to disclose much of the specifics. Conversations are going well and we continue to work toward getting a long-term deal with ABC. So once we get that deal done, we will have more to talk about.

Operator

(Operator Instructions) Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

Hey, Brian, if you could just follow on a little bit more commentary around auto for TV. I know it is tough to say with the political you had in this last quarter, but how did auto do on a percentage basis year over year or even versus two years ago? And, again, can you just quantify how the TV pacings are looking here for auto postelection? Are they up 5%, 10%? What is the sort of range they are up, please? (multiple speakers) follow-ons.

Brian Lawlor - E.W. Scripps Company - SVP, Television

Yes. No problem, Craig. We are pacing -- I will tell you, from November it is better than 5%. So it is pretty healthy growth. If you remember last fourth quarter, I think we were plus-8% to plus-10%, so building off of a pretty good base. So we feel good about that.

Third quarter was not a great automotive and I think a lot of it was displacement. I think some of it was a little bit of the open national marketplace. We did have some cancellation of auto money that we saw move to the network. But, it wasn't everywhere.

We had a couple of markets -- about 1/3 of our markets were up year-to-year in automotive in third quarter. We just also had a couple of markets that were down in one or two of our bigger markets, took a little bit of a beating in automotive. But, as I said, it is bouncing back pretty good for November. And there is still a lot of business to write for December, but we hope November -- November's strength provides optimism for December as well.

Craig Huber - Huber Research Partners - Analyst

Right. Can you just -- maybe just give some commentary about any potential movement you are seeing in TV ad budgets to digital and mobile. Are you seeing any accelerated pace there at all?

Brian Lawlor - E.W. Scripps Company - SVP, Television

I wouldn't say any accelerated pace. I mean, we have those conversations on a regular basis with our advertisers. Look, when we sit down with our advertisers, we are encouraging and working with working with them to move some of their money to digital and mobile. It is a space that we are competitive in. We are spending a lot of money as a Company to be able to build those platforms.

And so I think that political -- I will give you an example in political. I mean, a little bit of money went to digital, not a meaningful change. I mean, when you consider the $52 million we wrote, it was a couple hundred thousand, I think, on the digital side.

So I think we're all trying to find that proper media mix for our clients. But, in talking with the networks and what they saw in their upfronts, it sounds like nominal, low single to almost flat percent growth that they felt money moved away to go to digital. And, look, it really varies on an advertiser by advertiser basis. But we are not seeing any significant shifts of any key category, Craig.

Craig Huber - Huber Research Partners - Analyst

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Can you just talk a little bit further, Brian? I'm sorry to keep going back to this. But in the quarter, your outlook was five weeks into the quarter for advertising for TV, and then what actually transpired? I mean, what actually changed in those remaining weeks in the quarter when you think back three months ago, please?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Look, I think the political displacement was significant. I also saw in some of our key states -- in Michigan and in Florida and Arizona, we saw, as we tightened with the political that a couple of advertisers that we thought were going to be there decided to sit on the sidelines.

And then, we did -- as I mentioned, we had a fair amount of cancellations. People who couldn't get the full market clearance they were hoping for because of political decided to move their money in other places. So I do look at third quarter is really having been disrupted mostly by the political and displacement process.

Craig Huber - Huber Research Partners - Analyst

Okay. Tim, I have a question for you, if I could, please. Your shared services and corporate line is tracking towards roughly $54 million this year. If I look at my model back in 2010, 2011, I believe it was $31 million to $34 million, so up $20 million to $23 million, call it.

And then, I look at the digital performance. I know a lot of that spending was on the digital front and look what happened on the digital here, it was up on a collective basis from your two segments, up about $100,000, although it was up 8.5% in TV for digital.

I know this is tough on a public call like this with employees listening at all that, but it just seems to me, just to throw an opinion out there, are you guys -- feel like you are getting proper return on that kind of money, $20 million to $23 million? A lot of it was on digital here. Yet the performance here was up 1% when you combine the two digital pieces here with your Company.

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Hey, Craig. It is Rich. I will take it. Yes, we do feel like we are getting a good return. It takes a little while and that spending is in kind of three buckets. One is local organic brands.

So if you would take a look in our local markets at the digital products that we have compared to our competitors, I think you will see quite a difference. And that is a big and very good investment. And that is driving decent organic revenue growth on the digital side.

The two other buckets are, one is brand-new models. And the best example there is if you go to Cincinnati and look at WCPO Insider, which is a subscription service where the branding and marketing has just started to roll out aggressively, I think you could see pretty quick the business that we are trying to build. Then, also, we have a little bit of money into the national brands like Newsy and Weather Sphere and a few others.

But, I think all you have to do is look around you and see where the opportunity is on the digital audience size and feel like that we -- not just smart but prudent to make these investments and we think there will be a very good return. I wouldn't expect us to pull back.

Operator

Barry Lucas, Gabelli and Company.

Barry Lucas - Gabelli & Co. - Analyst

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

I have several. So just staying with Craig's question on digital, maybe Tim could flesh out a little bit more color on that decline in newspaper digital, and the loss of impressions. Where are those impressions coming from or where did you lose them from and how do you reverse that?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

When we put up the meter to accessing our content, and limiting it to subscribers for a lot of those stories and articles, we saw about a 25%, 30% decline in traffic and impressions. And so, frankly, that was modeled when we went into this, and we more than made up for that on the subscription side in terms of our ability to get more value from the consumer-facing side of the business.

So it was a trade-off. That is leveling out now as we are heading into the fourth quarter as we cycle through that. So, a big chunk of the -- and our decline was about 4% overall. So that was largely the decline in impressions and I would hope that that would turn the other way now.

When we are out talking to advertisers in local markets, every deal that we are discussing with them includes digital. And so we are a strong partner locally with our offering of products. But many of those products also include more than just our newspaper.com platform. It also includes selling into networks and giving our local customers exposure on other platforms, but to reach their audiences that live locally.

So there is a mix of business there. We record our revenue from those deals on a net basis, so there is a shift along the way there. There is a lot going on, but I expect that to settle down now that we have anniversaried the rollout of the meter.

Barry Lucas - Gabelli & Co. - Analyst

Tim, as long as I have got you, Scripps, Tribune, Belo, McClatchy, all reported deteriorating ad numbers in print in the third quarter. How much of that was sort of just the weaker -- weak-ish kind of environment? Or how much of it what you attribute to accelerated deterioration in the print product overall?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

It was tough to pinpoint it, Barry. And, in fact, it would be easier if you could say it was this category or that category. For us, as we looked across our footprint, it really was very idiosyncratic in terms of where the weakness was. So that is a bit tough.

Although, on the other hand, that also can turn pretty quickly. And the third quarter is also a seasonally low quarter in terms of revenue and activity in the months of July through September. So while it was disappointing, in my view we are about to head into months where in the Florida markets we see a lot of returning snowbirds and expect that that activity is going to pick up, and will be a meaningful contributor in the overall Scripps newspaper business.

But for the other folks, I think that the larger retailers making decisions in New York and Chicago, outside of our local markets, certainly has an influence.

Barry Lucas - Gabelli & Co. - Analyst

More quickies, if I can, for Brian. Judging by the guidance that Tim threw out, if I back out retrans, political, and try to strip out Granite, the numbers seem to indicate kind of pacing plus zero to 2% in core TV for 4Q. Does that sound about right?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Yes, that's probably about right, Barry.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Barry Lucas - Gabelli & Co. - Analyst

And then, finally, the other aspect in the elections with the Senate going to Republican hands, how do you feel about the way they may or may not influence actions by the FCC and Tom Wheeler? Can they effectively temper some of the moves that he is trying to make?

Brian Lawlor - E.W. Scripps Company - SVP, Television

I guess that remains to be seen. The FCC, obviously, has been very active in legislating and regulating our industry, and specifically local broadcasters over the last year. We haven't always agreed with some of the decisions he's made, and so we are hopeful that any sort of influence would certainly be welcome to recognize the value of local broadcasters.

Operator

(Operator Instructions) Michael Kupinsky, Noble Financial.

Michael Kupinski - Noble Financial Group - Analyst

Just a couple quick questions; I know that the FCC has been making calls to broadcasters now and I was wondering if you guys have changed your stance on your participation in the spectrum options. And I know that that is officially pushed back to 2016 now. Any thoughts on that?

Brian Lawlor - E.W. Scripps Company - SVP, Television

Hey, Mike. It is Brian. No, I don't think our opinion has changed at all. We are in this for the long haul. We have bought -- acquired some of the early licenses when they were first given out in Washington, and signed on some of the first television stations in America. And we would expect that we will be broadcasting in most of our communities for the next 50-plus years, and so I don't think our mindset has changed at all.

Michael Kupinski - Noble Financial Group - Analyst

The Company is in a very strong financial position as well. And I was wondering if you could just talk a little bit about the M&A environment. I would imagine that you guys are looking at more digital opportunities than broadcast opportunities at this point, given that many of the broadcasters are likely to be sitting on the sidelines, waiting for the spectrum options and that sort of thing.

Can you just kind of give us the lay of the land in terms of the M&A opportunities, where you think that you might find the best opportunities and whether or not you could actually -- or would consider making acquisitions in the midst of this merger with Journal?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Hey, Mike. It is Rich. In the midst of the merger, it would make it more difficult. That is not to say if you found just a screaming opportunity you would let it go by. We could figure out how to get that done.

I think our focus hasn't changed a lot. We are still very interested in in-market opportunities to consolidate share and build additional voice and revenue and cash flow in markets that we like and do business. So we will just have to see. I wouldn't say we are completely on the sidelines, but we are somewhat quiet during the acquisition period.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

We look at all kinds of digital opportunities that fit within our strategy. As you know, and everybody knows, that valuations on digital businesses are very high and it is a difficult place to put money to work. That is one of the reasons of -- Craig just asked about the around $20 million that we have invested through the P&L, which is about -- that is redeploying about 2% of revenue back into growing businesses that we think we have -- will have a great return.

That, we think, is a very good place to continue to put money to work where we can control it as it goes in, and where goes, as opposed to doing very expensive acquisitions. But that is not to say if we don't see other good little opportunities like Weather Sphere and a business and a marketplace that we know extremely well, where we already have huge audiences and make a lot of money, we won't pull the trigger.

So I guess the bottom line is, yes, we are still a TV acquirer, but obviously a little slow during the merger and we will look for digital opportunities where we think they make sense for our shareholders and fit well with our strategy. And we will probably continue to, as I said, take a little bit of revenue and reinvest it in what we think are very good long-term internal build opportunities.

Operator

Craig Huber, Huber Research.

Craig Huber - Huber Research Partners - Analyst

I do have a couple of questions remaining. Unless I missed it, what was the Granite TV revenue in the quarter just so we could -- help us think about the model, please?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

It is a little north of $5 million.

Craig Huber - Huber Research Partners - Analyst

Okay. Appreciate that. And my other question just has to do with, Tim, on the newspaper side. And I think one of you guys said that newspaper employees were down 6% year-over-year. Obviously, the trend has been here that costs are down, but not down as much as revenue is down, and something which is clearly not sustainable, particularly when we get back into recession, which is going to happen at some point here.

Surely realize you guys are investing pretty heavily in the business, digital included here, and much of that cost is on a separate line item. My question is, do you guys feel that you have many more costs you could take out of your newspaper division now, before we get into a recession when you have a gun to your head? Because this is obviously just not sustainable with costs down not as much as revenues are declining. So I'm just wondering if you have much more cost you can take out of the core business here. Thank you.

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

Sure, Craig. And, in fact, the third quarter was kind of a transition quarter in some ways. We did, in September and October, have a reduction in force across our newspapers market by market to get in position for 2015. And so I think that action reduced our headcount by another 6% or 7%.

So in answer to your question, yes, there are further expenses that could be reduced to match potential declines in revenue, although it would be clearly our intention to stabilize those revenues as quickly as we can. But, we have already taken that action this fall. And some of the -- we probably had about $400,000 worth of severance in our third quarter numbers and the guidance that we how do for fourth quarter includes even more. So, absent those, we would probably be matching the revenue decline with the expense control in the fourth quarter.

Craig Huber - Huber Research Partners - Analyst

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

Okay. So your guidance, then, Tim, of revenues for newspapers down mid-single-digits, expenses down low single digits, if you take out severance costs, I think you also match dollar for dollar?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

Pretty close.

Craig Huber - Huber Research Partners - Analyst

Okay. Let me ask you, though -- appreciate you giving that feedback there, but do you feel you have even more that you can take out here? I wonder if you're going to go through this again three months from now. I am just asking as just an outsider here.

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

Absolutely. And, as we are heading into a combination with the Journal Sentinel in Milwaukee, we wanted to make sure that we were in good position to hit the ground running as a new company in 2015. And so a lot of this is to get in position for that.

Craig Huber - Huber Research Partners - Analyst

Could I read into that that you feel that there is significant more cost you can take out on top of what you have already done?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

We are also going to have a lot going on with just creating a new public company and sizing the infrastructure, the support costs for that new company that will be different from perhaps where we are today. A lot of that has been detailed in our investor presentation tied to the announcement back in July.

Craig Huber - Huber Research Partners - Analyst

Tied to that $35 million of synergies on a combined basis, you are saying, is part of that.

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

Yes. But you could also look at what the illustrative metrics were for us. For Journal Media Group, I think it was $55 million or $60 million-ish of EBITDA for that new company. So that is what we are focused on, Craig. And it is to have as light a footprint as possible from a corporate standpoint and to devote resources to their highest and best use locally, which is generating content and strengthening relationships with local advertisers.

Craig Huber - Huber Research Partners - Analyst

Sorry to push on this, but does that mean, then, Tim, that you don't feel in your core Scripps newspaper operation there is much more cost to take out that you actually need to roll it together with another big newspaper operation, Journal in this case, and then on a combined basis take out that much more cost? (multiple speakers) Do you know what I'm saying?

Tim Wesolowski - E.W. Scripps Company - SVP, CFO and Treasurer

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

I don't think that is the point at all. We will do what we need to do from a cost standpoint to make sure that we remain profitable and healthy other local media enterprise.

For me, the biggest area of focus is going to be on the consumer-facing side of the business and we need to make that transition quickly. So that is going to be the area of focus for me and hopefully the management team where we get started in Journal Media Group is to build out those relationships with local consumers where, today, where we have that relationship with, what, 40%-plus of the households and build upon that.

Operator

Barry Lucas, Gabelli and Company.

Barry Lucas - Gabelli & Co. - Analyst

I was just hoping maybe you could flesh out the timeline a little bit more, Rich. If you're going to file the S-4 later this month, what are the other hurdles that you have to go through before, let's say, closing kind of in the middle of the year or toward the end of the first half. So what are the other benchmarks that we have to look for?

Rich Boehne - E.W. Scripps Company - Chairman, President, CEO

Well, the major hurdle that is -- hurdle or just unknown in there is how long it takes through the SEC.

And then, that could go back and forth a few times and there is just no way to know until you file and start to talk to the staff there. And then, once to clear the SEC, then you have got notice and then the shareholder votes. So once you have the SEC, obviously you're going to go through the holidays, and then notice, and then the shareholder votes, you find yourself somewhere into next year.

That is why we are saying we really think the first top of next year is realistic. But, heck, we will close just as soon as we can get there. Put it in front of the shareholders as fast as we can get there. So we are moving as fast as we can, and actually, if you look at it compared to a lot of transactions, at this point we feel like we are in really good shape and on a fast pace.

Operator

(Operator Instructions) I am showing no one else in queue at this time. Please continue.

Carolyn Micheli - E.W. Scripps Company - VP, Corporate Communications and IR

Thank you, Cynthia. Thank you very much everyone for joining us. Have a good day.

Operator

Thank you. And, ladies and gentlemen, today's conference call will be available for replay after 11 a.m. today until midnight, November 21. You may access the AT&T teleconference replay system by dialing 800-475-6701, and entering the access code of 339709. International participants may dial 320-365-3844. Those numbers once again, 1-800-475-6701 or 320-365-3844 and enter the access code of 339709.

That does conclude your conference call for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

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Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable

NOVEMBER 07, 2014 / 02:00PM GMT, SSP - Q3 2014 E. W. Scripps Co Earnings Call

law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

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